NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017
(Expressed in U.S. dollars in thousands)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC") and LCH RepoClear ("LCH").

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. As of December 31, 2017, Citadel Kensington Global Strategies Fund Ltd. through its holding company KGSF Offshore Holdings Ltd.; Citadel Wellington LLC; Cyprus Investment Fund Ltd. through its holding company CYFD Offshore Holdings Ltd. ("CYHD"); Cyprus Investment Fund LLC ("CYFC"); Citadel Global Fixed Income Fund Ltd. through its holding company GFID Offshore Holdings Ltd.; and Citadel Global Fixed Income Fund LLC were the shareholders and ultimate beneficiaries of GFIL. On January 1, 2018, CYHD and CYFC fully redeemed their interests in GFIL.

The Company acts as an intermediary for GFIL in certain repurchase and reverse repurchase agreement transactions.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash is held at various global financial institutions.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets, Continued

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments

The Company measures and reports derivative financial instruments ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CALC determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Regardless of the valuation techniques and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CALC taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The following describes the valuation techniques applied to the Company's major class of liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

> **Derivative liabilities**
> *Over-the-counter ("OTC") derivative financial instruments*
> Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include interest rates, foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within level 2 of the fair value hierarchy.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. NTHFS performs a monthly detailed price verification process on substantially all Financial Instruments. As part of the NTHFS's price verification processes, quotations are obtained from third parties (including, but not limited to, pricing services) and then compared to the valuation of Financial Instruments to ensure consistency and validity.

Each month, NTHFS produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary.

NTHFS and the Company perform daily net profit and loss reporting procedures with the intent to identify potential valuation issues on a timely basis.

Other Financial Instruments

CALC estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities, including securities purchased under agreements to resell, receivable from brokers, dealers, and clearing organizations, receivable from affiliate, other assets, securities sold under agreements to repurchase, payable to brokers and dealers, payable to affiliates and other liabilities, are considered level 2. The financial asset of cash is considered level 1.

(3) New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted the updated guidance on January 1, 2018 on a modified retrospective basis. The Company's implementation efforts included the identification of revenue within the scope of the updated guidance and the evaluation of a certain revenue contract. The adoption does not have any impact on the Company's financial condition or regulatory requirements.

(4) Income Taxes:

The Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, and certain state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions; its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2017, the Company has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2017, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(4) Income Taxes, Continued:

At December 31, 2017, the Company had income taxes payable of $105, which is included in other liabilities on the statement of financial condition.

The Company has determined that, as of December 31, 2017, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

(5) Collateralized Transactions:

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2017, the Company had reverse repurchase and repurchase agreements with affiliates (Note 6) and non-affiliates.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2017, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

As of December 31, 2017, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $11,794,503. Also, as of December 31, 2017, the Company had repurchase agreements with collateral posted having a fair value of $11,794,503. The fair value of the collateral obtained and posted includes accrued coupon interest. The Company also pledged net cash collateral of $21,825 to FICC and GFIL pledged $21,718 to the Company. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2017. Refer to Note 9 for information relating to offsetting of derivatives.

	Assets as of December 31, 2017					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts (1)	Amounts Offset in the Statement of Financial Condition (2)(3)	Net Amounts Presented in the Statement of Financial Condition (1)	Counterparty Netting (2)	Financial Instruments, at Fair Value (2)(4)	Net Exposure
Assets						
Securities purchased under agreements to resell	$ 11,795,843	$ (4,983,177)	$ 6,812,666	$ (6,771,334)	$ (41,332)	$ —

	Liabilities as of December 31, 2017					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts (1)	Amounts Offset in the Statement of Financial Condition (2)(3)	Net Amounts Presented in the Statement of Financial Condition (1)	Counterparty Netting (2)	Financial Instruments, at Fair Value (2)(4)	Net Exposure
Liabilities						
Securities sold under agreements to repurchase	$ 11,822,979	$ (4,983,177)	$ 6,839,802	$ (6,771,334)	$ (65,608)	$ 2,860

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.

(2) Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition. The fair value of financial instruments includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2017 Remaining Contractual Maturity			
	Overnight and Open	2-30 days	31-90 days	Total
Securities sold under agreements to repurchase (1)				
U.S. government securities	$ 6,535,024	$ 5,283,099	$ —	$ 11,818,123
Financing interest payable				4,856
Gross amount presented in the offsetting table above				$ 11,822,979

(1) Amounts presented on a gross basis, prior to netting.

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2017, the Company had a payable to Citadel LLC of $217, which is included in payable to affiliates on the statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties, Continued:

Repurchase and Reverse Repurchase Agreements

During 2017, the Company entered into repurchase and reverse repurchase agreements with GFIL. As of December 31, 2017, the Company had repurchase and reverse repurchase agreements with GFIL with a gross contract value of $5,876,388 and $5,914,603, respectively. Additionally, as of December 31, 2017, the Company had a financing interest payable of $868 and a financing interest receivable of $3,985 related to repurchase and reverse repurchase agreements with GFIL, respectively. The contract value and financing interest amounts are netted by $2,478,021 on the statement of financial condition. The Company pledged securities collateral with a fair value of $5,875,359, and received securities collateral with a fair value of $5,919,142 with regard to these transactions. The fair value of the collateral pledged and received includes accrued coupon interest.

As of December 31, 2017, the Company received cash collateral from GFIL of $21,718 related to repurchase and reverse repurchase agreements. The amount is included in payable to affiliates on the statement of financial condition. As of December 31, 2017, interest receivable from GFIL of $9 and interest payable to GFIL of $14 is included in receivable from affiliate and payable to affiliates, respectively, on the statement of financial condition.

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery of securities. As of December 31, 2017, the Company had a receivable from GFIL of $88 and payable to GFIL of $296, which are included in receivable from affiliate and payable to affiliates, respectively, on the statement of financial condition.

The Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. As of December 31, 2017, the Company had a receivable from GFIL of $295, which is included in receivable from affiliate on the statement of financial condition.

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(7) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations:

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2017, consist of the following:

	Receivables	Payables
Net receivables from clearing organizations	$ 57,604	$ —
Net receivables/payables from/to brokers and dealers	9,452	52
Net receivable/payable from/to brokers, dealers and clearing organizations	$ 67,056	$ 52

At December 31, 2017, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

(8) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk and other risks. CALC attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged and/or received under repurchase and reverse repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CALC attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(8) Risk Management, Continued:

Market Risk, Continued

related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

Off-Balance Sheet Risk

The Company enters into derivative transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under bilateral OTC derivative financial instrument transactions by entering into master netting agreements and collateral arrangements with counterparties. These master agreements provide the Company with the right on a daily basis to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as, in the event of counterparty default the right to liquidate collateral and offset receivables and payables covered under the same master agreement. In an effort to limit OTC credit risk, the Company generally enters into OTC derivative financial instrument transactions only with major financial institutions. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CALC attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Other Risks

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The effect of any future regulatory change on the Company could be substantial and adverse.

The Company's derivative agreement contains trigger provisions linked to the Company's failure to maintain member's capital as of a month-end reporting date in excess of a specified floor. If the Company were to fail to maintain such member's capital as of such date and the counterparty were to exercise such rights under such provisions, remedies may include the ability to terminate and net settle transactions and/or increase margin levels. As of December 31, 2017, the Company was in compliance with these trigger provisions. CALC attempts to manage the risks associated with these provisions as part of its overall risk management process.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(8) Risk Management, Continued:

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses (FICC and LCH). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2017, the Company had commitments relating to its unsettled forward starting repurchase agreements of $3,500,585 with GFIL and unsettled forward starting reverse repurchase agreements of $3,500,585 with non-affiliates. At December 31, 2017, these forward starting repurchase and reverse repurchase agreements each had a settlement date of January 2, 2018.

(9) Derivative Financial Instruments:

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as bilateral contracts between two counterparties ("Bilateral OTC"), will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its business to manage various underlying exposures for risk management purposes. An example of the use of derivative financial instruments for risk management purposes is currency derivatives to manage potential foreign currency exchange rate risks on assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CALC believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to any net unrealized gain of the Company on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to related credit support agreements, less any net unrealized loss of the Company on derivative financial instruments plus any collateral transferred to the Company by such counterparty pursuant to related credit support agreements. When the Company has executed master netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty, these amounts are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative master netting agreements. Initial margin pledged by or to the Company under derivative master netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Forwards are contracts that commit counterparties to purchase or sell currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(9) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2017, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by master netting agreements. Net derivative contracts represent the fair value of derivative liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

	Fair Value as of December 31, 2017
	Derivative Liabilities
Gross derivative contracts	
Bilateral OTC	
Forwards [1][2]	
Foreign exchange contracts	$ 52
Total gross derivative contracts[3]	52
Amounts that have been offset in the statement of financial condition [4][5]	—
Net derivative contracts	52
Amounts that have not been offset in the statement of financial condition [4]	—
Net exposure	$ 52

[1] Included in payable to brokers and dealers on the statement of financial condition.
[2] The quarterly average notional for the year ended December 31, 2017 was $15,590.
[3] Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place.
[4] Amounts relate to master netting agreements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.
[5] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(10) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2017, net capital was $130,803 in excess of the required minimum net capital.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 19, 2018, which is the date the financial statements were available to be issued.

On January 1, 2018, Citadel LLC changed its name to Citadel Enterprise Americas LLC ("CEAMER").

Effective January 1, 2018, CEAMER and Citadel Americas LLC ("HFAMER"), also an affiliate, will provide certain administrative and investment-related services to the Company. The Company will reimburse CEAMER, HFAMER and their affiliates for the direct and allocable administrative, general and operating expenses paid by these entities on behalf of the Company.